Exhibit 4.7

AGREEMENT N2 5361

on opening a non-revolving credit facility

Moscow	December 13, 2010

Sberbank of Russia Open Joint Stock Company (Sberbank of Russia OJSC) hereinafter referred to as the “Lender” represented by the Managing Director — Head of Lending and Project Finance Department for work with major customers Tatyana G. Sakharova, acting by virtue of Power of Attorney No01-I/789 of 30.07.2010, on the one hand, and Mobile TeleSystems Open Joint Stock Company, hereinafter referred to as “the Borrower” represented by Vice - President of Finance and Investments Alexei V. Kornya, acting by virtue of the Charter and Power of Attorney No 0902/10 of December 06, 2010, on the other hand, hereinafter collectively referred to as “the Parties” have entered into this Agreement, hereinafter referred to as “the Agreement” about the following:

Article 1. Subject of the Agreement

1.1. The Lender shall open to the Borrower a non-revolving credit facility for financing current operations, repayment of Borrower’s liabilities pursuant to Agreements on opening a non-revolving credit facility No9656 of 25.09.2009, No9657 of 25.09.2009, No9662 of 28.08.200 concluded with the Lender, financing of investment program, granting loans to affiliated persons, acquisition of shares (interests in the charter capital) of third parties, refinancing of Borrower’s current liabilities to other lenders for a period until December 12, 2017 (inclusive) with the limit:

Term of Limit	Amount of Limit
From December 13, 2010 to December 31, 2010 (inclusive)	Sixty billion (60.000.000.000) rubles

The Borrower shall repay to the Lender the received loan and pay interest for use thereof and other payments in the amount, within the terms and on conditions of the Agreement.

Article 2. Warranties and Guarantees

2.1. The Borrower is a legal entity duly incorporated and performs its activities in compliance with the Russian Federation legislation.

2.2. The Borrower confirms that all approvals required for conclusion of the Agreement and other agreements and understandings the conclusion thereof is stipulated by the Agreement were received and became effective, or if they were not received will be received and/or will become effective in accordance with the established procedure until conclusion of relevant agreements and understandings in compliance with the effective Russian Federation legislation.

2.3. The Borrower assures that all circumstances and events specified in p. 7.1.7 of the Agreement did not happen on the date of entering into the Agreement and that the Borrower will take all legal actions so that they would not happen during the term of the Agreement.

2.4. All factual information provided by the Borrower to the Lender in connection with entering into and execution of this Agreement is true and accurate in all material aspects as of the date of its presentation. No information was hidden on the date of Agreement conclusion that would result in making the presented information untrue or misleading for the Lender in any material aspects.

2.5. As far as the Borrower is aware, no court proceedings, arbitration or administrative proceedings were initiated against the Borrower in any court, arbitration court, or any body that would make it impossible for the Borrower to properly perform its obligations under the Agreement.

2.6. The Borrower performed and complied with, as well as the Borrower currently performs and complies with all requirements of the applicable legislation in all material aspects, failure to perform thereof or non-compliance would result in failure to properly perform its obligations under the Agreement.

2.7. The Borrower has a valid and legal title of ownership or legal right for use and operation in relation to assets that are required for performance of its activity.

2.8. As far as the Borrower is aware, no events or circumstances take place that could affect the performance by the Borrower of its obligations under any agreements or financial instruments and could make it impossible for the Borrower to properly perform its obligation hereunder.

2.9. Conclusion and performance of the Agreement by the Borrower does not contradict its constituent documents.

Article 3. Loan Disbursement Procedure

3.1. Any amount of the loan shall be disbursed within free balance of the limit calculated according to the following formula:

FBL (SOL) = Lim – (LE + RL), where

FBL (SOL) – free balance of the limit;

Lim – the limit established in p. 1.1 of the Agreement;

LE (SZ) – actual loan indebtedness at the current date;

RL (PZ) – the amount of previously repaid loan.

In which case the aggregate loan indebtedness under the Agreement (with account of loan amount disbursement) and Agreements on opening a non-revolving credit facility No9656 of 25.09.200, No9657 of 25.09.2009, No9662 of 28.08.2009 concluded between the Lender and the Borrower cannot exceed 60.000.000.000,00 (Sixty billion) rubles at the end of the day of each loan disbursement.

Repayment of any loan amount will not increase a free balance of the credit facility limit.

3.2. The loan is granted by transfer of loan amounts to the Borrower’s settlement account given in Annex No1 to the Agreement pursuant to the Borrower’s instructions executed in accordance with Annex No2 to the Agreement (hereinafter — “the Instruction”).

The loan amounts shall be transferred if there is no overdue indebtedness under the Agreement and under all other loan agreements (including the agreements on opening a credit facility) and/or warranty agreements and/or agreements on issuing bank guarantees/counter-guarantees/warranties, concluded (which may be concluded during the term of the Agreement) between the Lender and the Borrower.

3.3. The loan is granted:

3.3.1. After conclusion and provision to the Lender of agreements on the right of the Lender for direct debiting of funds to repay overdue indebtedness from the Borrower’s accounts given in Annex No1 to the Agreement.

3.3.2. After transfer of payment for opening the credit facility specified in p. 4.3 of the Agreement.

3.4. The loan is disbursed until December 31, 2010 (inclusive) (hereinafter — the Date of Completion of Availability Period). If on the Date of Completion of the Availability Period the credit facility is not be disbursed by the Borrower completely, the free balance of the credit facility limit will be closed.

3.5. Loan disbursement shall be recorded by the Lender on individual loan accounts opened by the Lender pursuant to the Agreement according to the term from the date of disbursement (excluding this date) until the date of full loan repayment given in p. 1.1 of the Agreement (exclusive).

Article 4. Interest and Commission Payments

4.1. The Borrower shall pay interest to the Lender for use of the loan on the following conditions:

4.1.1. for the period from the date of loan granting (excluding this date) until 20.03.2011 (inclusive) — at the rate of 8,95 (Eight point ninety five) per cent per annum;

4.1.2. for a period from 21.03.2011 (inclusive) to 20.12.2013 (inclusive) – at variable interest rate estimated according to:

1) the amount of quarterly credit turnovers of accounts given in Annex No1 opened by the Borrower, COMSTAR — United TeleSystems Open Joint Stock Company (location: 27/2, Smolenskaya-Sennaya Sq., Moscow, 119121, ORGN: 1027700003946, hereinafter — COMSTAR-UTS OJSC), Moscow City Telephone Network Open Joint Stock Company (Location: 12/3, Petrovsky Blvd, Moscow, ORGN 1027739285265, hereinafter — MGTS OJSC), for expired Settlement Period (except turnovers recording granting of loans, share premium, conversion of owner’s equity, transfer of owner’s equity to pay for import contracts, raising borrowed funds and repayment of granted loans),

2) the amount of quarterly credit turnovers of accounts on current multicurrency account No260090132615 opened by Ukrainian Mobile Communications Closed Joint Stock Company (location: 15, Leiptsigskaya St., Kiev, 01015, Ukraine; EGRPOU (ID code) 14333937, hereinafter — Ukrainian Mobile TeleSystems CJSC) in Subsidiary Bank of Sberbank of Russia Open Joint Stock Company (location: 46, Vladimirksya St., 01034, Kiev, Ukraine, hereinafter — Subsidiary Bank of Sberbank of Russia OJSC), for expired Settlement Period (except turnovers recording granting of loans, share premium, conversion of owner’s equity, transfer of owner’s equity to pay for import contracts, raising borrowed funds and repayment of granted loans) calculated in accordance with the following Table:

Criteria for establishing variable interest rate:	For a period from 21.03.2011 (inclusive) until 20.12.2013 (inclusive)
The amount of quarterly credit turnovers of accounts opened by the Borrower, COMSTAR UTS OJSC, MGTS OJSC with the Lender for the expired Settlement period, rubles	up to 22.000.000.000 (Twenty two billion) (non-inclusive	over 22.000.000 000 (Twenty two billion) (inclusive)
The amount of quarterly credit turnovers of accounts opened by Ukrainian Mobile Communications CJSC with Sberbank of Russia Subsidiary OJSC for the expired Settlement period, Ukrainian hryvnias	up to 750.000.000 (Seven hundred and fifty million) (non-inclusive)	over 750.000.000 (Seven hundred and fifty million ) (inclusive)
Variable interest rate for use of the loan, interest per annum	9,95 (Nine point ninety five)	8,95 (Eight point ninety five)

If the values of criteria for estimation of a variable interest rate comply simultaneously with various criteria of the interest rate, a bigger of the specified interest rates shall be established.

When estimating values of criteria for establishing a variable interest rate, we accept the expired calendar quarter for a Settlement Period.

Credit turnovers of Borrower’s settlement accounts, COMSTAR UTS OJSC, MGTS OJSC with the Lender given in Annex No1 to the Agreement in foreign currency shall be translated in rubles. The credit turnovers shall be translated at the exchange rate of the Bank of Russia at the date of crediting funds to the relevant settlement account of the Borrower, COMSTAR-UTS OJSC or MGTS OJSC with the Lender.

In case the Borrower fails to fulfill any provision of p. 8.2.8 of the Agreement, a bigger value of the interest rate of those given in the above table of this paragraph of the Agreement shall be established.

The interest rate shall be established every quarter for a relevant Interest Period without concluding a supplementary agreement by a written notice of the Lender to the Borrower on the interest rate established for the Interest Period that is estimated in accordance with the Table of Settlement and Interest Periods compliance:

	Settlement Period	Interest Period
1	from October 01, 2010 to December 31, 2010	from March 21, 2011 to June 20, 2011
2	from January 01, 2011 to March 31, 2011	from June 21, 2011 to September 20 2011
3	from April 01, 2011 to June 30, 2011	from September 21, 2011 to December 20, 2011
4	from July 01, 2011 to September 30 2011	from December 21, 2011 to March 20, 2012
5	from October 01, 2011 to December 31, 2011	from March 21, 2012 to June 20, 2012

6	from January 01, 2012 to March 31, 2012	from June 21, 2012 to September 20, 2012
7	from April 01, 2012, to June 30, 2012	from September 21, 2012 to December 20, 2012
8	from July 01, 2012 to September 30, 2012	from December 21, 2012 to March 20, 2013
9	from October 01, 2012 to December 31, 2012	from March 21, 2013 to June 20, 2013
10	from January 01, 2013 to March 31, 2013	from June 21, 2013 to September 20, 2013
11	from April 01, 2013 to June 30, 2013	from September 21, 2013 to December 20, 2013

Values of criteria for establishing a variable interest rate including any new account opened with the Lender shall be recorded by the Lender to estimate a variable interest rate under the Agreement starting since the Settlement Period when a supplementary agreement was concluded on including a new account in Annex No1 or terms and conditions of the Agreement, at the same time the Parties will make all efforts to enter into this supplementary agreement as soon as possible or make amendments to the terms and conditions of the Agreement since the Lender has received a notice from the Borrower on the intention to include a new account in Annex No1.

A notice on the amount of the established interest rate with reference to relevant values of criteria shall be sent by the Lender to the address of the Borrower no later than on the first business day of the next Interest Period. If the Borrower has not received this notice, the interest rate is estimated by the Borrower independently pursuant to this paragraph of the Agreement.

4.1.3. for a period from 21.12.2013 (inclusive) until the date of full repayment of the loan specified in p.1.1 of the Agreement at the rate of 8,95 (Eight point ninety five) per cent per annum.

4.2. Interest shall be charged to the amount of actual loan indebtedness starting from the date following the date when the indebtedness on loan accounts (inclusive) was created and until the date of full loan repayment (inclusive).

Interest shall be paid on a quarterly basis on the 20 –th date of the third month of each calendar quarter and on the date of full loan repayment specified in p. 6.1 of the Agreement or on the date of full loan repayment made earlier than on the date specified in p. 6.1 of the Agreement in case of early loan repayment.

In case of failure to repay a loan on a timely basis (delay in payment) in the amount of the loan outstanding on the date of payment, interest for the use of the loan shall not be charged starting from the date following the date of repayment of the relevant loan amount established in p. 6.1 of the Agreement (inclusive).

4.3. Payment for opening a credit facility in the amount of 0,4 (Zero point four) per cent of the credit facility limit specified in p.1.1 of the Agreement which totals RUR 240.000.00,00 ( Two Hundred and Forty Million) shall be charged to the Borrower.

The Borrower shall pay to the Lender a fee for opening a credit facility as a one-time payment until the first loan disbursement, but no later than December 18, 2010.

4.4. A fee shall be charged to the Borrower for the use of the credit facility limit in the amount of 0,2 (Zero point two) per cent per annum of the clear balance of the credit facility limit estimated pursuant to p.3.1 of the Agreement.

Fee for use of the credit facility limit shall be charged for the period since the start date of limit specified in p. 1.1 of the Agreement (this date is not included) until:

1. the End Date of availability period or

2. the Date of full loan repayment performed earlier than the End Date of availability period provided the credit facility was disbursed in full volume (inclusive).

The Borrower shall pay to the Lender a fee for the use of the credit facility limit on the dates of interest payment stipulated by the terms of the Agreement in the amount of payment charged on these dates (inclusive).

4.5. In case of any loan repayment (fully or in part) earlier than on the dates stipulated in p. 6.1 of the Agreement, the Borrower shall pay to the Lender a fee for early loan repayment.

A fee for early repayment shall be paid in the amount of 0,75 (Zero point seventy five) per cent per annum of the early repaid loan amount.

The Borrower shall send to the Lender a notice on the intent to repay the loan earlier than on the dates stipulated in p.6.1 of the Agreement in accordance with the procedure envisaged by the Agreement specifying the amount and date of repayment no later than Thirty (30) calendar days before provisional date of early loan repayment (or part thereof) (inclusive). The date of receipt of the notice by the Lender is not included in the calculation of the number of days.

Fee for early repayment of the loan shall be paid by the Borrower to the Lender simultaneously with early repayment of loan indebtedness.

Fee for early repayment of the loan is not charged when the funds are received to repay the loan in accordance with p.p. 8.1, 8.2.1 of the Agreement.

Article 5. Terms of Settlements and Payments

5.1. Loan repayment, payment of interest and other payments under the Agreement shall be made by payment orders from the Borrower’s accounts or third parties’ accounts with the Lender or with other banks.

In payment orders the amounts of each payment stipulated in Article 4 of the Agreement (hereinafter – Commission Payments) – principal, interest and forfeits shall be recorded separately for each of these types of payments.

5.2. The date of loan disbursement is the date of creation of loan indebtedness on loan accounts with simultaneous crediting to the Borrower’s settlement account given in Annex No1.

5.3. The date of performance of liabilities on making payments pursuant to the Agreement is the date of debiting funds from the Borrower’s or third parties’ accounts with the Lender to repay the liabilities under the Agreement or the date of funds receipt to repay the liabilities pursuant to the Agreement to the Lender’s correspondent account (if repayment is made from the accounts opened with other banks).

5.4. If the date of interest payment or making other payments under the Agreement falls on a day off, the liabilities shall be performed no later than on the first business day following the day off.

5.5. When calculating interest, Commission Payments or forfeit the actual number of calendar days in the month and year shall be used.

Interest and forfeit for failure to repay the loan on a timely basis shall be charged separately for each loan account opened by the Lender under the Agreement. The amount of received values is the total amount of liabilities on payment of interest and forfeit for failure to repay the loan on a timely basis.

5.6. The funds received for repayment of indebtedness under the Agreement including those debited directly from the Borrower’s accounts and transferred to third parties shall be allocated irrespective of the payment purpose (with account of special features stated in p.p. 5.9, 5.10, 5.11, 5.12 of the Agreement) specified in the payment document, first of all for repayment of legal and other expenses of the Lender on recovery of debt given the following priority:

1)         payment of forfeit for failure to perform liabilities under the Agreement in the established term;

2)         an overdue payment for opening a credit facility;

3)         an overdue payment for use of the credit facility limit;

4)         payment of past due interest;

5)         term payment for opening a a credit facility;

6)         term payment for use of the credit facility limit;

7)         payment of term interest;

8)         repayment of overdue loan indebtedness;

9)         pre-term loan repayment;

10)       repayment of term loan indebtedness;

In these circumstances the loan indebtedness shall be repaid in chronological order, starting with the loan account with was opened first.

Liabilities under the Agreement (repayment of loan indebtedness, interest payment and making Commission Payments) become term liabilities as they fall due in accordance with the terms and conditions stipulated by the Agreement (hereinafter — “Payment Date”).

By overdue liabilities within the framework of the Agreement we mean liabilities under the Agreement that were not fulfilled on Payment Date.

5.7. When the Borrower finances expenses with the funds of the loan in the currency different from the loan currency, conversion operations with the loan funds shall be made by the Lender on general conditions (including the exchange rate) established by the Lender for conversion operations on the date of transactions performance.

5.8. Liabilities on repayment of loan indebtedness may be performed earlier than the Payment Date in accordance with p.6.2 of the Agreement.

Payments received for repayment of loan indebtedness before the dates stipulated in p. 6.1 of the Agreement shall be allocated by the Lender for repayment of the above liabilities nearest in terms of payment to repay the loan stipulated by p.6.1 of the Agreement with due account for priority of payments established by p.5.6 of the Agreement.

When it is impossible to identify the purpose of payment (liability (ies) performed is (are) not specified) stated in the payment document, the funds received shall be allocated by the Lender for repayment of loan indebtedness in accordance with this paragraph of the Agreement.

5.9. Liabilities on interest and/or Commission Payment may be performed before Payment Dates in the amount not exceeding funds deposited on the date of receipt (inclusive) to the Lender. In this case all liabilities on interest and Commission Payments become term liabilities for repayment on the date of funds receipt in the amount of received funds but not exceeding the deposited funds.

At the same time the funds received from the Borrower to repay the above liabilities irrespective of the purpose of the payment stated in the payment document shall be allocated by the Lender to repay interest liabilities and Commission Payments in accordance with priority of payments established by p.5.6 of the Agreement.

5.10. The amount received in excess from the Borrower in accordance with p.5.9 of the Agreement shall be paid back by the Lender to the Borrower’s account opened with the Lender no later than on the first business day following the date of receipt of monetary funds.

In such a case if there are Ten (10) and less business days before Payment Date on Payment of interest and/or making Commission Payments (hereinafter – “Early Repayment Period”), the Lender shall allocate the amount received in excess (hereinafter – “Pre-term Payments”) to repay the said liabilities of the Borrower on the nearest Payment Date in accordance with the priority of payments established by p.5.6 of the Agreement. If during the Early Repayment Period there arise term liabilities on repayment of loan indebtedness under the Agreement and payment of the Borrower to repay these liabilities is not received on the Payment Date established by the Agreement, Pre-Term Payments shall be allocated to repay these liabilities.

5.11. During the Early Repayment Period the Borrower has the right within Three (3) business days following the date of funds deposit to the Lender, but not later than two (2) business days (inclusive) before the nearest Payment Date to submit to the Lender a written application on recovery or allocation for repayment of loan indebtedness of Per-Term Payments received by the Lender pursuant to p. 5.10 of the Agreement.

After allocation in accordance with priority of payments established by p. 5.6 of the Agreement the Lender shall repay Pre-Term Payments and/or allocates them for repayment of loan indebtedness in accordance with p.6.2 of the Agreement no later than on the first business date following the date of receipt of the Borrower’s written application.

The Lender shall pay back Pre-Term Payments to the Borrower’s accounts opened with the Lender.

When allocating Pre-Term Payments to repay the loan indebtedness, the date of repayment of loan indebtedness is the date when the Lender allocates early repaid amount to repay loan indebtedness.

5.12. If on the Payment Date the amount of payment exceeds the amount due in accordance with the terms and conditions of the Agreement, the amount received from the Borrower in excess, after allocation in accordance with priority of payments established in p. 5.6 of the Agreement, shall be paid back by the Lender to the Borrower’s account opened with the Lender no later than on the first business day following the Date of relevant payment.

5.13.  In case payments under the Agreement are made in the currency different from the currency of payment stipulated by the Agreement, the Lender has the right, on its own, to make conversion of received funds in the payment currency under the Agreement at the exchange rate and on the terms and conditions of the Lender effective on the date of conversion transaction, to be subsequently allocated for repayment of indebtedness under the Agreement.

Article 6. Loan Repayment Procedure

6.1. The date of full repayment of disbursed loan: December 12, 2017.

The loan shall be repaid according to the following schedule:

Repayment Date	The amount of payment in the shares of the loan indebtedness amount on the Date of availability period termination
2015	1/3 (One third)
2016	1/3 (One third)
2017	1/3 (One third)

In case the Borrower will repay the loan after the Date of availability period termination, but not earlier than dates established by this paragraph of the Agreement pursuant to p. 6.2 of the Agreement, the amounts of loan repayment according to the above schedule will be reduced by loan amounts repaid earlier than the dates established by this Agreements starting from actual loan repayment according to the schedule nearest to the date.  Each subsequent payment according to the schedule will be reduced by the early repayments of loan amounts before the dates established by this Agreement exceeding the amount of previous payments according to the schedule.

If the repayment date of the relevant loan amount falls due on a day off, the term of use of the relevant loan amount is established until the first business day (including this day) following the day off which is the repayment date of the relevant loan amount.

6.2.  The Borrower has the right to repay the amounts of the disbursed loan in full or in part before the dates specified by p.6.1 of the Agreement and forfeits.

However, the loan indebtedness shall be repaid in chronological order starting from indebtedness that shall be repaid on the date nearest to the date of actual loan repayment stipulated in p.6.1 of the Agreement.

In case the loan is repaid earlier than the dates stipulated in p.6.1 if the Agreement, the Borrower shall pay to the Lender a fee for early early repayment of the loan pursuant to the procedure stipulated in Article 4 of the Agreement.

Article 7. Rights and Responsibilities of the Lender

7.1.  The Lender has the right:

7.1.1.  Unilaterally, at its own discretion, to increase the amount of interest rates values under the Agreement in connection with decisions adopted by the Bank of Russia on the increase of the interest rate (refinancing rate of the Bank of Russia) in proportion to the increase of the interest rate made by the Bank of Russia notifying the Borrower without execution of a supplementary agreement for this amendment.  If the Lender increases unilaterally the amount of interest rates values, this change will become effective in ninety (90) calendar days since sending a notice by the Lender, if the notice does not specify a later date for this amendment to come in force.

The Borrower shall be notified of the said amendments to the Agreement in accordance with the procedure stipulated by the Agreement.

7.1.2. Unilaterally, at its own discretion, to reduce the amount of interest rates values under the Agreement including, not exclusively, in connection with adoption of decisions by the Bank of Russia on decreasing the interest rate (refinancing rate of the Bank of Russia) notifying the Borrower thereof without execution of a supplementary agreement  for this amendment for this amendment. In case the Lender decreases the amount of interest rates values unilaterally, the above amendment will come in force in Ninety (90) calendar days since the date of sending a notice by the Lender if the notice does not specify any other date of amendment coming in force.

The Borrower shall be notified of the said amendments to the Agreement in accordance with the procedure stipulated by the Agreement.

7.1.3. Unilaterally, at its own discretion, to decrease the forfeit and/or set up a period of time when the forfeit is not charged and notify the Borrower about it without execution of a supplementary agreement for this amendment.

Decrease of a forfeit amount and/or establish a period of time when the forfeit is not charged comes in force in Ninety (90) calendar days since the Lender has sent a notice if the notice does not specify and other date of coming in force of this amendment.

The Borrower shall be notified of the said amendments to the Agreement in accordance with the procedure stipulated by the Agreement.

7.1.4. To demand that the Borrower shall provide information and documents confirming target use of the loan including a register of payment documents (the form shall be agreed with the Lender) which are used as a basis for transfer of joan funds from the Borrower’s settlement account in accordance with the lending purpose.

7.1.5. In case a past due loan indebtedness arises on the loan and/or interest and/or on any other payments stipulated by the Agreement, when the funds are received they should be written off from the Borrower’s accounts with the Lender and other banks if the agreements are concluded to the accounts on the Lender’s right of direct debiting of funds pursuant to p. 3.3.1. of the Agreement in the currency of the liability as direct debiting of overdue payments and forfeits.

The Lender shall notify the Borrower in writing of direct debiting of funds from its accounts to repay overdue payments and forfeits in accordance with the procedure stipulated by the Agreement.

7.1.6. If there are no adequate funds in the Borrower’s account with the Lender in the currency of the liability to repay past due indebtedness under the Agreement, to debit funds from the Borrower’s accounts with the Lender and other banks to the accounts of which the agreements were concluded on the right of the Lender on direct debiting of funds pursuant to p. 3.3.1 of the Agreement in the currency different from the currency of the liability with subsequent conversion of debited funds at the exchange rate and on the conditions established by the Lender and other banks to perform conversion transactions on the date of transaction performance with crediting of funds received from conversion to the Borrower’s account with the Lender and other banks in the currency of the liability.

The Lender shall notify the Borrower in writing about direct debiting of funds from its accounts and conversion of these funds in accordance with the procedure stipulated by the Agreement.

7.1.7. To terminate loan disbursement and/or demand that the Borrower shall prior to the scheduled maturity date redeem the total loan amount and interest due for the use of the loan, forfeits and other payments stipulated by the terms and conditions of the Agreement in the following cases:

a) failure by the Borrower to fulfill or fulfill properly payment liabilities under the Agreement or any agreement (including, but not exclusively: loan agreement, agreement on opening a revolving/non-revolving credit facility, agreement of granting a bank guarantee, surety agreement, other types of agreements) and undertakings that are concluded (may be concluded during the term of the Agreement) between the Borrower and the Lender during a period exceeding Five (5) business days;

b) failure to fulfill or fulfill properly during the period exceeding Five (5) business days by any company of MTS Group (as defined below) of liabilities under loan agreements (including agreements on opening a non-revolving/revolving credit facility) which were concluded (may be concluded during the term of the Agreement) between the companies of MTS Group and any lender and payment liabilities to the Lender and/or third parties on payment of bills, redemption of bonds, payment of coupon income, mandatory/voluntary offer pursuant to the Federal Law “On Joint Stock Companies” that arose (may arise during the term of the Agreement) and resulting in making a claim to the company of MTS Group on early repayment of the indebtedness exceeding Thirty Million (30,000,000,00) USD in connection with the case of failure to fulfill liabilities (“event of default’), if such term is defined in the contract (agreement) with such lender or if declared for pre-term repayment of indebtedness amounts exceeding Thirty Million (30,000,000,00) USD due to any other reasons of similar nature if the term “event of default” in the contract (agreement) with such lender is not defined by such lender.

The Borrower shall submit (ensure submission) to the lender of documents confirming compliance (non-compliance) of unfulfilled liability to the term “event of default” during Five (5) business days since the date when the lender made a claim on pre-term debt repayment.

The amounts of liabilities in rubles presented for pre-term repayment shall be translated in USD at the exchange rate of the Bank of Russia at the date when the relevant lender made a claim on pre-term repayment of loan amounts.

In the context of the Agreement “MTS Group Companies” (MTS Group”) means the Borrower and its Subsidiaries; in which case “the Subsidiary” means a company where the Borrower has the right of direct or indirect control (via other companies) of over Fifty (50) per cent of shares/interest in the charter capital or has the right to determine voting procedure in relation to more than Fifty (50) per cent of share/interest in the charter capital of such company.

c) if representations, documents, confirmations or information submitted by the Borrower to the Lender, including in relation to MTS Group companies in connection with Parties’ relationships under the Agreement are not true in any material aspect (from the point of view of the Lender acting reasonably) and such non-compliance was not corrected by the Borrower during Ten (10) calendar days since such non-compliance was identified;

d) use of loan not for lending purpose;

e) acceptance by the arbitration court of a petition on recognizing the Borrower insolvent (bankrupt) in accordance with the procedure established by the existing legislation except when a bankruptcy case is dismissed in relation to the Borrower during Sixty (60) calendar days following the date when the arbitration court accepted this petition;

f) if during two consecutive Reporting periods (as defined below) an action (actions) is (are) brought against the Borrower on payment of a monetary amount or on vindication of property the amount of which exceeds in aggregate Two Hundred and Fifty Million (250.000.000) USD or an equivalent amount in the currency of the Russian Federation at the exchange rate of the Bank of Russia at the date of filing an action (actions) and other currency translated in the USD via the exchange rate of currencies to the Russian Federation ruble at the date of bringing an action (actions) (provided that the amount of at least one of such actions exceeds Twenty Five million (25.000.000) USD or an an equivalent amount in another currency translated in USD via the exchange rates of currencies to the ruble of the Russian Federation established by the Bank of Russia at the date of bringing such action) and a court award (court awards) on sustaining such action (actions) came into effect.

When calculating the amount of action (actions) the following is not taken into account:

A. Bringing any action (actions) against the Borrower on recovery of any amount, action (actions) on pre-term fulfillment of the liability and entry of a court decision into legal force on sustaining any such action (actions) whose subject are any claims in connection with Borrower’s reorganization by merger of COMSTAR-UTS OJSC to the Borrower and any affiliated persons of the Borrower in connection with such reorganization in the amount not exceeding in the aggregate One Billion (1.000.000.000) USD; and/or

B. Bringing any action (actions) against the Borrower, including action (actions) on recovery of any amount, action (actions) on transfer of property, action (actions) on recognizing transactions void and entering into force of a court decision on sustaining any such action (actions) whose subject is (are) claims related to acquisition by the Borrower (any affiliate of the Borrower) of equity interest in Bitel LLC (location: 121, Chui Avenue, Bishkek, 720000, Kyrgyz Republic) or based on such acquisition or otherwise related thereto in the amount not exceeding in the aggregate Three Hundred and Thirty Million (330.000.000) USD.

The amount of action (actions) in rubles shall be translated in USD at the exchange rate of the Bank of Russia as the date of bringing a relevant action.

The amount (amounts) of action (actions) in the currency different from USD shall be translated in USD at the exchange rate determined by translation via the exchange rates of currencies to the ruble of the Russian Federation established by the Bank of Russia at the date of bringing a relevant action.

Here and hereinafter in the text of the Agreement the Reporting Period means a period of Six (6) consecutive months ending on the last day of each relevant financial year or relevant financial quarter of the Borrower.

g) adoption of decisions on reorganization (except reorganization in the form of merger to the

Borrower of its Subsidiaries), liquidation or decrease of the Borrower’s charter capital without written approval by the Lender;

h) declare the Borrower insolvent (bankrupt) in accordance with the procedure established by the effective legislation;

i) presentation of accounts to the Lender by the Borrower and/or information in connection with the relationships of the Parties under the agreement which are not true and/or different from the accounts and/or information presented by the Borrower to governmental authorities, Bank of Russia and/or published by the Borrower and/or available in the Credit Bureau;

j) failure to fulfill liabilities by the Borrower stipulated in p.p. 8.2.7 /and/or 8.2.11, and/or 8.2.12, and/or 8.2.13 of the Agreement;

k) violation by the Borrower of terms and conditions stipulated in p.p. 8.2.5 and/or 8.2.6 of the Agreement.

The above violations of the Agreement and change of circumstances are material for the Lender.

In this case the Lender shall inform the Borrower about its claims in accordance with the procedure stipulated by the Agreement.

7.1.8. To close unilaterally clear limit balance of the credit facility under the Agreement in case of termination of loan disbursement due to the reasons given in p. 7.1.7 of the Agreement, the Lender shall inform the Borrower of this fact in accordance with the procedure stipulated by the Agreement.

7.1.9. To refuse from an obligation to disburse the loan in full or in part if there are circumstances obviously indicating that the loan amount will not be repaid by the Borrower within the terms established by the Agreement.

7.1.10. To perform check of true and fair view of reporting and target indicators of business and financial activities presented by the Borrower in the form convenient for the Lender and request other data related to the use of loan funds and performance of liabilities under the Agreement.

7.2. The Lender undertakes the following obligations:

7.2.1 When performing conditions stipulated in Article 3 of the Agreement and if at the time of credit granting no one condition is available when the Lender has the right to terminate loan disbursement and request per-term loan repayment, transfer loan amounts within the clear balance of the credit facility limit to the Borrower’s settlement account pursuant to the Borrower’s instructions executed in compliance with the terms and conditions of the Agreement.

Article 8. Rights and Responsibilities of the Borrower

8.1. The Borrower has the right when the Lender increase the amount of interest rates values in accordance with p. 7.1.1 of the Agreement, to repay a part of the whole amount of the loan and pay the interest accrued on repayment date, Commission Payments and forfeit on previous tens within Ninety (90) calendar days since the date when the Lender sent to the Borrower a written notice on the amendment of the terms of credit granting.

The Borrower shall not pay a fee for pre-term loan repayment.

8.2. The Borrower undertakes the following obligations:

8.2.1. To repay loan indebtedness and interest due for the use of loan, Commission Payments (except of pre-term loan repayment) and forfeit accrued on repayment date during Five (5) business days since the date of receipt of the Lender’s request on pre-term loan repayment pursuant to p.7.1.7 of the Agreement.

8.2.2. To use the loan strictly for lending purpose in accordance with Article 1 of the Agreement.

8.2.3. To submit to the Lender properly executed payment documents and annexes in accordance with the loan purpose (p.1.1 of the Agreement) and at the request of the Lender - a register of the above payment documents (according to the form approved by the Lender) no later than the planned date of the use of the relevant amount of the loan.

8.2.4. To pay the interest at the rate determined in accordance with the terms of the Agreement regardless of the fact whether the Borrower received a notice from the Lender on the amount of the interest rate for the use of the loan.

8.2.5. To submit to the Lender on a quarterly basis no later than Ten (10) business days since the end of period established by the Russian Federation legislation for presentation of accounting reports to the tax authorities:

•                  an accounting report in full volume in accordance with the forms established by the Finance Ministry of the Russian Federation with a note on the method of sending the document to the unit of the Federal Tax Authority certified by the manager and the seal of the Borrower with an explanatory note (in relation to the annual accounts) and auditor’s opinion (or its summary) (with mandatory audit of accounting reports according to the Russian Federation legislation and applicable to annual accounts);

•                  interpretation of accounting reports prepared according to the Russian Accounting Standards in relation to payables and receivables, specifying the names of lenders, debtors, debts and the dates when debts arose with the status of this debt (overdue/current);

•                  interpretation of accounting reports prepared according to the Russian Accounting Standards in relation to short-term and long-term financial investments and specifying the types, amounts of investments, names of organizations and entities;

•                  interpretation of accounting reports prepared according to the Russian Accounting Standards in relation to liabilities on long-term and short-term credits and loans (including bill and bond liabilities) specifying lenders, the amount of liability, term of lending, interest rate (coupon yield), repayment schedule, amount of overdue interest;

•                  interpretation of accounting reports prepared according to the Russian Accounting Standards in relation to received collaterals (specify who provided collateral and for whose benefit it was received) and provided collaterals (specify for whom and for the benefit of whom it was provided, terms of performance of liabilities);

•                  information on all open accounts of the Borrower presented by the Borrower to the tax inspection and statements on turnovers and balances of settlement accounts in the currency of the Russian Federation and foreign currency and available claims to the accounts;

•                  information as at the last reporting date on subsidiaries (over 50% in the charter capital) and affiliates (over 20% in the charter capital) of organization specifying equity interest in the charter capital of subsidiaries and affiliates in per cent;

•                  statement from the unit of the Federal Tax Inspection of Russia on the status of settlements with the budget or reconciliation certificate of settlements with the budget (if there is overdue debt to the budgets of any level — statement of a tax payer specifying the terms, volumes and reasons of incurring of debt);

•                  copies of amendments and supplements to constituent documents (registered in accordance with the procedure established by the legislation) and copies of certificates on making records in Official Single Register of Legal Entities on state registration of amendments to constituent documents notarized or certified by the registration body if during the expired calendar quarter amendments were made to the constituent documents;

•                  information of personal composition of collegial and executive management bodies (Board of Directors/Management Board / General Director / President) on the person performing functions of the chief executive officer (specifying the position held, in case of positions overlapping - other positions) if during the expired calendar quarter there were changes in the composition of executive and/or collegial management bodies, a new person was appointed as chief executive officer;

•                  information of personal composition of collegial and executive management bodies of the Administration Company (Supervisory Board / Board of Directors / Management Board), on the person performing functions of the chief executive officer (specifying the position held, in case of positions overlapping - other position) if during the expired calendar quarter an agreement was made with the Administrative Company, there were changes in the composition of executive and/or collegial management bodies of the Administrative Company, a new person was appointed performing the functions of the chief executive officer; or the Administrative Company was changed;

•                  information of the composition of shareholders owning Five (5,0) and more per cent of shares, including information of shareholders that are represented by other persons as nominal shareholders on their behalf (exclusively in the case if during the expired calendar quarter a list of shareholders was made to hold a general annual or extraordinary shareholders’ meeting of the Borrower), if during the expired calendar quarter there were changes in the composition of the shareholders owning Five (5,0) per cent of shares.

In addition, the Borrower shall, at the request of the Lender, present other reporting and financial documents required to assess the Borrower’s capabilities to perform its liabilities under the Agreement during Ten (10) business days since the receipt of the above request.

8.2.6. The Borrower shall, on a quarterly basis during One Hundred and Twenty (120) business days since the date of expiry of each calendar quarter, to present to the Lender Consolidated Financial Statements of the Borrower certified by the CEO and chief accountant of the Borrower, which is prepared in accordance with Generally Accepted Accounting Principles (GAAP) of the United States of America (hereinafter in the Agreement — Financial Statements) and the Financial Statements presented to the Lender prepared according to the results of the calendar year shall be confirmed by the auditing firm.

8.2.7. In case of reorganization (except reorganization in the form of merger to the Borrower of its Subsidiaries) or liquidation, reduction of charter capital, the Borrower shall inform the Lender no later than Ten (10) business days before one of the above events.

8.2.8. Every quarter, no later than Twenty (20) business days after the end of the calendar quarter to present / ensure presentation to the Lender:

• by the Borrower, COMSTAR-UTS OJSC (until date of reorganization in the form of merger), MGTS OJSC - statements of total turnovers of the above companies (except turnovers recording credit granting, share premium, conversion of own funds, translation of own funds for payment of foreign contracts, raising borrowed funds and repayment of granted credits) of all settlement accounts in the currency of the Russian Federation and in foreign currency of the Lender specified in Annex No1 to the Agreement for the expired calendar quarter;

by the Ukrainian Mobile Communication CJSC - statements on total turnovers (except turnovers recording credit granting, share premium, conversion of own funds, translation of own funds for payment of foreign contracts, raising borrowed funds and repayment of granted credits) on current multi-currency account No260090132615 with Subsidiary Bank of Sberbank of Russia OJSC for the expired calendar quarter.

8.2.9. To enter into an agreement on the right of the Lender for direct debiting of funds to repay overdue debts from new accounts of the Borrower opened with the Lender during Five (5) business days since the date of notice served by the Lender on opening a new account and at the request of the Lender from the Borrower’s accounts opened in other banks specified in Annex No1 according to the form and within the terms specified by the Lender. A notice by the Borrower of the above requests shall be made in accordance with the procedure stipulated by the Agreement.

8.2.10. To inform the Lender in accordance with the procedure stipulated by the Agreement of possible occurrence of events and circumstances specified in p.7.1.7 of the Agreement and of actual occurrence of the above events and circumstances.

8.2.11. To ensure that the Borrower shall have valid licenses for provision of mobile communication services within the ranges of GSM 900/1800 MHz in Moscow, Moscow Region and S.Petersburg since the date of singing the Agreement until the date of full loan repayment specified in p.1.1 of the Agreement.

8.2.12. To maintain during the term of the Agreement a ratio of MTS Group Companies Debts to OIBDA determined for the Reporting Period of no more than Three (3).

In the context of this paragraph of the Agreement:

Debts of MTS Group Companies means any debts (nominal amount of principal/limit of liability under off-balance sheet liabilities) of the Borrower and/or its Subsidiaries (except liabilities arising between MTS Group Companies) on:

1) received credits, lending, loans, bond issues, financial leasing agreements (leasing), any other types of raising monetary funds on a fee/gratuitous basis,

2) granted guarantees and/or warranties (except guarantees and/or warranties provided by Subsidiaries under credits raised by the Borrower and/or guarantees and/or warranties provided by the Borrower on borrowings raised by Subsidiaries), issued bills of exchange (avals affixed on bills of exchange).

OIBDA indicator means in relation to each Reporting Period the total amount of MTS Group Companies Consolidated Income (Net Operating Income) in this Reporting Period estimated on the basis of Financial Statements which:

1)      does not include expenses or receipts in the Consolidated Statements of Operations (Net Operating Income) in this Reporting period estimated on the basis of Financial Statements which in relation to: Minority Interest, Income Tax Expenses, Non-Operating Income less Non-Operating Expenses (Other expenses/income), MTS Group Companies equity in net income (or loss) of associate companies or enterprises (Equity in net income of associates), and expenses for payment of interest (Interest Expense) and received interest income (Interest Income) and income (expenses) from Currency exchange and translation gains/losses;

2)      is increased by the amount of Depreciation and Amortization and losses from impairment of assets recorded as operating expenses (Impairment Loss) in this Reporting Period;

multiplied by Two (2).

The amount of MTS Group Companies Debts and OIBDA shall be estimated on the basis of MTS Group Companies Financial Statements and are denominated in USD.

8.2.13. Not to transfer for collateral more than Ten (10) per cent of Borrower’s assets book value estimated in compliance with Financial Statements except Permitted Collaterals during the Term of the Agreement.

In this case Permitted Collaterals are collaterals including

1)      collaterals by law

2)      collaterals which were available with a third party at the moment of acquisition by the Borrower (any company of MTS Group) of shares (equity in the charter capital) of a third party or take over by (merger with) the Borrower (to (with) any company of MTS Group) of any third party and extension of the term of such collaterals in case of roll-over of repayment terms of liabilities which are secured with such collaterals and substitution of the subject of collateral agreement with assets of comparable estimate value.

Article 9. Liability of the Parties

9.1.          Parties are held responsible for failure of fulfill or fulfill properly obligations under the Agreement in accordance with the effective legislation of the Russian Federation.

9.2.          In case of failure to transfer payment of a timely basis for repayment of loan, payment of interest or Commission Payments except fee for per-term loan repayment, the Borrower shall pay to the Lender of forfeit in the amount of effective interest rate stipulated in p.4.1 of the Agreement increased by 1,5 (One point five) of annual per cent. A forfeit is charged to the amount of overdue payment for each day of the delay during the period since the date of creation of overdue debt (this date exclusive) until the date of full repayment of overdue debt (inclusive), in this case the interest rate for the use of the loan stipulated in p.4.1 of the Agreement is ceased to be charged to the amount of overdue payment since the date when a forfeit starts to be charged to the overdue payment amount.,

By the date of creation of overdue liability under the Agreement we mean the Payment Date when the Borrower did not fulfill payment liabilities envisaged by the Agreement.

9.3.          In case of failure to inform or inform the Lender on a timely basis about the composition and authority of officials authorized to conclude any transactions on behalf of the Borrower, seal impression and other information required for the Lender for proper fulfillment of liabilities hereunder:

a)             the Lender shall not be held responsible for consequences of fulfillment of Borrower’s instructions for transfer of loan signed by unauthorized persons.

Article 10. Special Provisions

10.1.        The Borrower is not opposed to submission to the Credit Bureau (registered in accordance with the Russia Federation legislation) of information about the Borrower stipulated in Article 4 of Federal Law “On Credit Histories” No 218-FZ of 30.12.2004.

Article 11. Term of the Agreement

11.1.        The Agreement comes in force after signing by the Parties and is valid until the Parties have fulfilled their obligations under the Agreement in full.

Article 12. Other Provisions

12.1.        All amendments and supplements to the Agreement except the cases specified in p.p.4.1, 7.1.1, 7.1.2, 7.1.3, 7.1.8, of the Agreement are valid only if they are made in writing and signed by duly authorized persons.

12.2. In case either Party changes its location or postal address, it shall inform the other Party no later One(1) business day after the date of the above changes.

In case of changes of banking details of either Party specified in Section 13 of the Agreement, it shall inform the other Party about it before the changes come in force.

The Borrower shall notify the Lender about the change of composition and authorities of officials authorized to enter into any of the transactions on behalf of the Borrower, seal impression and at the request of the Lender, any information required to the Lender for proper fulfillment of its obligations under the Agreement no later than on the date when the changes come in force and provided that copies of the supporting documents properly certified will be presented during Three (3) business days.

12.3. Any notice or other communication sent by the Parties to each other under the Agreement shall be made in writing. Such notice or communication is deemed to be properly sent if it is delivered to the addressee by the courier or registered mail at the address specifed in the Agreement (or to the address specified by the Party in accordance with p.12.2 of the Agreement), and signed by the authorized person.

12.4. All disputes under the Agreement shall be resolved in accordance with the effective legislation of the Russian Federation in the Arbitration Court of Moscow.

12.5. Each Party undertakes not to disclose in any form (including, but not limited to: in the form of interviews, publications promotion actions) information related to the terms of the Agreement without a written consent of the other Party.

This conditions is not applicable to mandatory presentation (disclosure) of information in the case determined by the legislation of the Russian Federation or the United States of America, requirements of Russian and foreign bidding process organizers and regulators of the securities market and in case such is information is required to be presented in compliance with the existing or newly undertaken obligations on information disclosure to rating agencies or financial institutions.

12.6. The Borrower shall ensure consent of physical persons whose personal data are contained in the documents presented by the Borrower to the Lender for checking and processing (including automated data processing) of these data by the Lender in accordance with the requirement of the effective Russian Federation legislation including Federal Law “On Personal Data” No152FZ of 27.07.2006.

12.7. Annex No1, Annex No2 are an integral part of the Agreement.

12.8. The Agreement is made in two counterparts both equally valid, one copy for the Lender and the Borrower.

Article 13. Location and details of the Parties

13.1. Lender:

Location and postal Address: 19 Vavilov St, Moscow, 117997

INN: 7707083893, OGRN: 1027700132195, KPP: 775001001, OKPO: 00032537

For transfer in RUR: Account of Sberbank of Russia OJSC No30301810500001000014 Correspondent Account No30101810400000000225 with OPERU of Moscow GTU of the Bank of Russia, BIK 044525225.

For transfer in USD: Account No 30301840800001000014 Sberbank, Moscow, SWIFT SABRRUMM. (HEAD OFFICE - ALL OFFICES IN RUSSIA)

BANK OF NEW YORK MELLON NEW YORK, NY, SWIFT IRVT US 3N

For transfer in EURO: Account No 30301978400001000014 Sberbank, Moscow, SWIFT SABRRUMM. (HEAD OFFICE - ALL OFFICES in RUSSIA)

DEUTSCHE BANK AG FRANKFURT AM MAIN, SWIFT DEUTDEFF.

Telephone (495) 747-37-77. Fax: (495) 957-57-61.

13.2. Borrower:

Location and postal address: 4, Marksistskaya St., Moscow, 109147

INN 7740000076, OGRN 1027700149124, KPP 770901001, OKPO 52686811.

Settlement Account in the Russian Federation Currency No 40702810100020008293 with OPERU of Sberbank of Russia OJSC

Settlement account in foreign currency No 40702840400020008293 with OPERU of Sberbank of Russia OJSC

Telephone: (495) 223-21-64. Fax: (495) 223-21-68.

Signatures of the Parties

Lender	Borrower

Managing Director – Head of Lending and	Vice- president of
Project Finance Department for work with	Finance and Investments
major clients of Sberbank of Russia OJSC	Mobile TeleSystems OJSC

	T.G. Sakharova		A.V. Kornya

Place of seal		Place of seal

Annex No 1 to Agreement No 5361 on opening a non-revolving
credit facility of December 13, 2010 .

List of Mobile TeleSystems OJSC Settlement Accounts (in the currency of the Russian Federation and foreign currency)

	Full name of the company — account holder	Type of account	Account number	Name of the bank where the account is opened	Bank account agreement number	Date of bank account agreement
Borrower’s Account for transfer of the loan:
	Mobile TeleSystems OJSC	Settlement Account in the currency of the Russian Federation	40702810100020008293	OPERU of Sberbank of Russia OJSC, 19, Vavilov St., Moscow, 117997	40702810100020008293	12.08.2009
	Accounts for which agreements are executed on the right of the Lender for direct debiting of funds to repay overdue debts:
1		Settlement Account in the currency of the Russian Federation	40702810100020008293	OPERU of Sberbank of Russia OJSC	40702810100020008293	12.08.2009
2	Mobile TeleSystems OJSC	Settlement Account in the currency of the Russian Federation	40702810738050011729	Marinarostcha Branch No7981 of Sberbank of Russia OJSC	40702810738050011729	10.03.2009
3		Settlement Account in foreign currency	40702840400020008293	OPERU of Sberbank of Russia OJSC	40702840400020008293	12.08.2009
4		Settlement Account in foreign currency	40702978000020008293	OPERU of Sberbank of Russia OJSC	40702978000020008293	12.08.2009
5		Settlement Account in foreign currency	40702810000000000652	Joint Stock Commercial Bank Moscow Bank for Reconstruction and Development (OJSC)	No1517	03.07.2000
6		Settlement Account in foreign currency	40702840300000000652	Joint Stock Commercial Bank Moscow Bank for Reconstruction and Development (OJSC)	No1555	03.07.2000
Accounts credit turnovers on which are taken into consideration for estimation of a variable interest rate under the Agreement:
1		Settlement Account in the currency of the Russian Federation	40702810100020008293	OPERU of Sberbank of Russia OJSC	40702810100020008293	12.08.2009
2	Mobile TeleSystems OJSC	Settlement Account in the currency of the Russian Federation	40702810738050011729	Marinarostcha Branch No7981 of Sberbank of Russia OJSC	40702810738050011729	10.03.2009
3		Settlement Account in foreign currency	40702840400020008293	OPERU of Sberbank of Russia OJSC	40702840400020008293	12.08.2009
4		Settlement Account in foreign currency	40702978000020008293	OPERU of Sberbank of Russia OJSC	40702978000020008293	12.08.2009

Lender	Borrower

5		Settlement Account in the currency of the Russian Federation	40702810738000110285	Moscow Bank of Sberbank of Russia OJSC	407020110285	06.08.1999
6	COMSTAR-UTS OJSC	Settlement Account in the currency of the Russian Federation	40702810138360105954	Moscow Bank of Sberbank of Russia OJSC	40702810138360105954	12.07.2004
7		Settlement Account in foreign currency	40702840038000110285	Moscow Bank of Sberbank of Russia OJSC	40702-840-110285	09.08.1999
8		Settlement Account in the currency of the Russian Federation	40702810400020008430	OPERU of Sberbank of Russia OJSC	40702810400020008430	02.06.2010
9		Settlement Account in foreign currency	40702840700020008430	OPERU of Sberbank of Russia OJSC	40702840700020008430	02.06.2010
10	MG.TS OJSC	Settlement Account in the currency of the Russian Federation	40702810800020106631	OPERU of Sberbank of Russia OJSC	40702810800020106631	15.11.2001

Signatures of the Parties

Lender	Borrower

Managing Director — Head of Lending and	Vice-President
Project Finance Department for work with	of Finance and Investments
major customers of Sberbank of Russia	Mobile TeleSystems OJSC
OJSC

T.G. Sakharova	A.V. Kornya

Place of Seal	Place of Seal

Lender	Borrower

Agreement on opening a non-revolving credit facility No5361 of                          2010.

Annex No 2 to Agreement on opening
a non-revolving credit facility
No 5361
of December 13, 2010

to the Lending and Project Finance Department for work with major customers of Sberbank of Russia OJSC

Ref. number of 2010

INSTRUCTION FOR TRANSFER OF LOAN

Please provide loan facilities in accordance with the following terms:

1. Name of the Borrower	Mobile Tele Systems Open Joint Stock Company
2. Agreement on opening a non-revolving credit facility	No5361 of 2010
3. Date of credit facilities provision	2010
4. Amount, loan currency	( )
rubles
5. Settlement Account number

(full name)
(Specify the position of the person authorized to administer	(signature)
Borrower’s funds)

Chief Accountant of the Borrower	(full name)
(to be specified if available)	(signature)
Place of seal

Signatures of the Parties

Lender	Borrower

Managing Director — Head of Lending and	Vice-President
Project Finance Department for work with	of Finance and Investment
major customers of Sberbank of Russia	Mobile TeleSystems OJSC
OJSC

T.G. Sakarova	A.V. Kornya
Place of seal	Place of seal